FEDERATED ASSET ALLOCATION FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 15, 2011

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Laura Hatch

RE: FEDERATED ASSET ALLOCATION FUND (FAAF), (the “Fund” or “Registrant”)

Form N-14 1933 Act File No. 333-176330

1940 Act File No. 811-1

Dear Ms. Hatch,

The Registrant is filing this correspondence to respond to your comments to the above captioned Form N-14 filed with the Commission on August 16, 2011.

1. Comment: Please confirm that the proper analysis (NAST) was completed to determine which Fund would be the accounting survivor.

Response: Per your comment, the appropriate analysis has been completed to determine which Fund will be the “Accounting Survivor”.

2. Comment: According to the pro formas in the Statement of Additional Information (SAI), FAAF actually holds derivatives. Federated Balanced Allocation Fund (FBAF) does not. Considering clarifying the discussion in the N-14 regarding the use of derivatives by each of the funds.

Response: In response to your comment, the disclosure in the Form N-14 remains accurate. Each Fund discloses they may use derivative contracts and/or hybrid instruments to implement elements of their respective investment strategies. FAAF invests in derivatives directly and therefore its pro forma shows FAAF holding derivatives. In comparison, FBAF gains exposure to derivative contracts through its investment in “Underlying Funds.” The pro formas in the N-14 for FBAF show only the securities held by FBAF, not the securities held by FBAF’s Underlying Funds.

3. Comment: In Note 2 of the SAI, pg 25, the last line, which reads as follows, is inconsistent with the disclosure in the N-14.

Federated Investors Inc. will pay the direct expenses and all the indirect expenses of the Reorganization.

Response: Per your comment, the disclosure in the SAI has been revised to be consistent with the language in the N-14.

4. Comment: In Note 5 of the SAI, pg 26, the last 2 sentences read as follows:

The identified cost of investments of the Funds is substantially the same for both financial accounting and federal income tax purposes. The tax cost of investments will remain unchanged for the combined fund.

The schedule of investments shows that the financial accounting costs is different from the federal income tax cost. The requirement is to state that there is a difference and show appreciation and depreciation.

Response: In response to your comment, the SAI states that the identified cost of investments is “substantially” the same. We note that the difference is less than 0.0022%. Accordingly, we would prefer not to show a difference at all since it is minimal.

5. Comment: In Note 6, pg 26 and 27, it is disclosed that the advisory fee between Federated Investment Management Company and FBAF is 0.40%. FBAF does NOT have an advisory fee and the adviser should be listed as Federated Global Investment Management Corp.

Response: Per your comment, the disclosure has been revised.

If you have any questions in regards to this correspondence, please do not hesitate to contact me at (412) 288-6812.

Very truly yours,
By: /s/ Diane J. Palmer
Diane J. Palmer Senior Paralegal